UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2024 (Report No. 4)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Entry Into Patent License Agreement and Termination of Co-Development Agreement

On August 13, 2024, SciSparc Ltd. (the “Company”) entered into an exclusive patent license agreement (the “License Agreement”) for the out-licensing of its SCI-160 program (the “Assets”) with Polyrizon Ltd. (the “Licensee”). According to the License Agreement, the Company granted the Licensee a royalty-bearing, exclusive, sub-licensable right and license to the Assets (the “License”). In consideration for the License, the Company will receive certain shares  of the Licensee, reflecting an issue price of $3 million, and royalties from sales related to and income generated from the Assets. Further, the Licensee will pay the Company pre-determined fees upon the completion of certain development milestones relating to the Assets.

In addition, on August 13, 2024, the Company entered into a termination agreement of a co-development agreement, dated May 30, 2022, with the Licensee.

Press Release

On August 16, 2024, the Company issued a press release announcing that it had entered into the License Agreement. The press release contains statements intended as “forward-looking statements” which are subject to the cautionary statements about forward-looking statements set forth therein. The press release is attached hereto as Exhibit 99.1.

This Report of Foreign Private Issuer on Form 6-K, including (i) Exhibit 10.1 hereto and (ii), the first, second, third, fourth, and sixth paragraphs and the section titled “Forward-Looking Statements” contained in Exhibit 99.1 hereto, is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-275305, 333-269839, 333-266047, 333-233417, 333-248670 and 333-255408) and on Form S-8 (File Nos. 333-278437 and 333-225773) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.

10.1*	Exclusive Patent License Agreement between SciSparc Ltd. and Polyrizon Ltd., dated August 13, 2024
99.1	Press Release issued by SciSparc Ltd. on August 16, 2024 titled “SciSparc Finalizes Exclusive Global Out-Licensing Agreement for its Pain Therapy”.

*	Certain schedules and exhibits to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: August 19, 2024	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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